VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

August 1, 2022

Re:

HealthySole, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

File No. 024-11909

To Whom It May Concern:

On behalf of HealthySole, Inc. (the “Company”), I hereby request qualification of the above-referenced amended offering statement at 10:00AM, Eastern Time, on Thursday, August 4, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Peter Kassel

Peter Kassel

Director, Chief Executive Officer, President, Treasurer

HealthySole, Inc.